CLEARY GOTTLIEB STEEN & HAMILTON LLP

WASHINGTON, D.C. PARIS BRUSSELS LONDON FRANKFURT COLOGNE MOSCOW	One Liberty Plaza New York, NY 10006-1470 T: +1 212 225 2000 F: +1 212 225 3999 clearygottlieb.com D: +852 2532 3783 szhao@cgsh.com	ROME MILAN HONG KONG BEIJING BUENOS AIRES SÃO PAULO ABU DHABI SEOUL

November 22, 2017

VIA EDGAR AND OVERNIGHT COURIER

Barbara C. Jacobs

Assistant Director

Office of Information Technologies and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	iClick Interactive Asia Group Limited Amendment No. 1 to Registration Statement on Form F-1 (File No: 333-221034) CIK No. 0001697818

Dear Ms. Jacobs:

On behalf of our client, iClick Interactive Asia Group Limited, a company organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Amendment No. 1 to the Company’s registration statement on Form F-1 (the “Registration Statement”) via EDGAR to the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have separately delivered to you today four courtesy copies of the Registration Statement, marked to show changes to the registration statement publicly filed with the Commission on October 20, 2017.

The Company has also updated the reconciliation of gross billing, net revenues, rebates, incentives, and cost of revenues by specified–action model, cost-plus model and sales agency model with the nine months ended September 30, 2017 financials. The reconciliation table is attached hereto as Annex A. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Cleary Gottlieb Steen & Hamilton LLP or an affiliated entity has an office in each of the cities listed above.

Securities and Exchange Commission

November 22, 2017

The Company expects to file an amendment to the Registration Statement containing the estimated price range and offering size and launch the road show on or around November 30, 2017 and would appreciate the Staff’s prompt feedbacks to this filing.

*  *  *  *

Securities and Exchange Commission

November 22, 2017

Should you have any questions about the responses contained herein, please contact the undersigned by phone at +852-2532-3783 or via e-mail at szhao@cgsh.com.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Shuang Zhao
Shuang ZHAO, a Partner

cc:	Sammy Hsieh, Chairman and Chief Executive Officer, iClick Interactive Asia Group Limited
Jill Jiao, Chief Financial Officer, iClick Interactive Asia Group Limited
Shuang Zhao, Esq., Partner, Cleary Gottlieb Steen & Hamilton LLP
James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP
Wilson Chow, Partner, PricewaterhouseCoopers

Securities and Exchange Commission

November 22, 2017

Annex A

	Specified-Actions				Cost-Plus				Sales Agent
	Years Ended December 31,		Nine Months Ended September 30,		Years Ended December 31,		Nine Months Ended September 30,		Years Ended December 31,		Nine Months Ended September 30,
	2015	2016	2016	2017	2015	2016	2016	2017	2015	2016	2016	2017
Gross billings from marketers	42,716	80,449	57,730	82,035	120,380	131,097	101,601	67,610	35,142	45,400	35,610	28,867
Rebates to marketers	(4,032)	(8,394)	(5,476)	(9,575)	(13,733)	(9,731)	(7,243)	(5,243)	—	—	—	—
Gross media cost to publishers	—	—	—	—	(111,617)	(121,273)	(94,944)	(62,977)	(35,142)	(45,400)	(35,610)	(28,867)
Rebates from publishers	—	—	—	—	24,430	15,285	11,710	7,636	—	—	—	—
Incentives from the publisher	—	—	—	—	—	—	—	—	7,098	7,924	6,595	6,011

Net revenues	38,684	72,055	52,254	72,460	19,460	15,378	11,124	7,026	7,098	7,924	6,595	6,011

Included as cost of revenues:

Gross media cost to publishers	(29,471)	(59,914)	(43,286)	(71,782)	—	—	—	—	—	—	—	—
Rebates from publishers	531	6,037	3,832	11,286	—	—	—	—	—	—	—	—
Rebates to marketers	—	—	—	—	—	—	—	—	(3,291)	(2,568)	(1,943)	(1,840)